UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-50550                      CUSIP Number: 05276J-20-3
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(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2007
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ---------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Global Pharmatech, Inc.
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                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                               509 Maoxiang Street
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

  High-Technology Industrial Development Zone, Changchun, Jilin, China 130012
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     We could not file our Form 10-KSB on March 31, 2008 because our auditor has not finished auditing our financial report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Mitchell S. Nussbaum, Esq.    212             407-4159
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Global Pharmatech, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2008                 By: /s/ Zongsheng Zhang
                                       -----------------------------------------
                                     Name:  Zongsheng Zhang
                                     Title: Chief Financial Officer

                       LETTERHEAD OF MOORE STEPHENS, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS


March 31, 2008

Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549

Ladies and Gentlemen:

We are retained by Global Pharmatech, Inc. (the "Company") as independent registered certified public accountants to report on the financial statements at December 31, 2007 and for the year then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the extensive period of time, and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by March 31, 2008, which is the required filing date for the Company's annual report, without unreasonable effort and expense.

Very truly yours,


/s/ Moore Stephens, P.C.
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Moore Stephens, P.C.